Exhibit 99.(d)(2)

Schedule A

to the Investment Advisory Agreement

Dated as of June 2, 2023

between WisdomTree Digital Trust

and WisdomTree Digital Management, Inc.

Name of Series	Fee %
WisdomTree Short-Term Treasury Digital Fund	0.05%*
WisdomTree 3-7 Year Treasury Digital Fund	0.05%*
WisdomTree 7-10 Year Treasury Digital Fund	0.05%*
WisdomTree Long-Term Treasury Digital Fund	0.05%*
WisdomTree Floating Rate Treasury Digital Fund	0.05%*
WisdomTree TIPS Digital Fund	0.05%*
WisdomTree 500 Digital Fund	0.05%*
WisdomTree Technology & Innovation 100 Digital Fund	0.10%
WisdomTree Short-Duration Income Digital Fund	0.15%
WisdomTree S&P 500 Twitter Sentiment Digital Fund	0.40%
WisdomTree Siegel Global Equity Digital Fund	0.15%
WisdomTree Siegel Longevity Digital Fund	0.15%
WisdomTree Siegel Moderate Digital Fund	0.15%
WisdomTree Siegel High Income Digital Fund	0.15%

* Effective as of June 6, 2023.